Computershare

82-28000

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com





06014514

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
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June 7, 2006

United States Security &
Exchange Commission
Office of the International Corporate
Stop 3-9
450-5th Avenue N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Dear Sirs:

RE: DOREL INDUSTRIES INC.

The following material has been sent by prepaid mail on May 26, 2006 to each shareholder of the above mentioned Corporation:

ENCLOSURE(S):

1. Annual Report 2005 including Audited Annual Financial Statements as at December 30, 2005 (English or French)

2. Notice of Annual General Meeting of Shareholders including Management Proxy Circular (English or French)

3. Form of Proxy including a request to receive Interim Financial Statements and to not receive the Annual Report (to registered holders only) (English or French)

4. Voting Instruction Form including a request to receive Interim Financial Statements and the Annual Report (to non-objecting beneficial owners only) (English or French)

5. Proxy Return Envelope - Prepaid (Bilingual)

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,
Computershare Trust Company of Canada

Laura Mastrogiuseppe

LM/lj
Encls.

c.c.: Dorel Industries Inc. ; Heenan Blaikie